Exhibit 99.(a)(1)(C)
EMAIL FROM STOCK ADMINISTRATION TO ELIGIBLE OPTION HOLDERS
Subject: Option Exchange Program — Details
Dear MannKind Optionholder:
By now you should have received an email from Hakan announcing our stock option exchange program. I would like to provide you with additional information relating to the program.
The program is a voluntary program permitting eligible employees to exchange eligible stock options with an exercise price equal to or greater than $7.00 per share for a reduced number of restricted stock units at an exchange ratio of one restricted stock unit for each two shares of common stock underlying surrendered stock options. Only stock options granted under either our 2004 Equity Incentive Plan or our 2001 Stock Awards Plan will be eligible for exchange in the program.
All restricted stock units issued in exchange for stock options in the program will be subject to vesting, even those issued in exchange for fully vested stock options. A stock option subject to time-based vesting, no matter how many shares have already vested or remain to vest, will be exchanged for restricted stock units that will vest as follows:
•	50% on August 1, 2009,

•	25% on February 1, 2010, and

•	25% on August 1, 2010.
A stock option subject to performance-based vesting, no matter how many shares have already vested or remain to vest, will be exchanged for restricted stock units that will vest in three installments as follows:
•	20% upon the FDA’s acceptance of a filing of a new drug application for Technosphere Insulin,

•	30% upon approval from the FDA to market Technosphere Insulin, and

•	50% upon the first commercial sale of Technosphere Insulin.
Please refer to the materials referenced below for more details on the program.
If you decide to participate in the program, you will need to complete and deliver an election form (item #1 below) by August 6, 2008 at 5:00 p.m. Pacific Daylight Time to MannKind Stock Administration located at 28903 North Avenue Paine, Valencia, CA 91355, or fax the election form to Stock Administration at (661) 775-5332. Please visit the MannKind intranet web site located at http://forefront/hr/benefits1.1/optionexchange to obtain a copy of the election form or any of the following documents:
•	Election Form (instructions on how to complete form included).

•	Notice of Withdrawal (instructions on how to complete form included).

•	Stock Option Exchange Program Questions and Answers.

1.

•	Offer to Exchange Options to Purchase Common Stock.
To view a list of all of your outstanding stock options, you must access your online stock plan account at www.ubs.com/onesource/mnkd. In addition, you will receive one or more e-mails in the next day or so that are intended to help you identify the eligible option grants that you hold. Although you will receive a separate e-mail for each eligible option grant, you can indicate your election decisions on a single election form.
If you decide to participate in the program, you must complete and submit the election form in accordance with its terms by 5:00 p.m. Pacific Daylight Time on Wednesday, August 6, 2008 unless we extend the program. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.
Stock Administration will provide you with an email confirmation of receipt of your election form within three business days after receipt by us.
Stock Administration will be conducting a series of meetings throughout the company to explain the program and address your questions. The dates, times and locations of these meetings will be announced soon. We encourage you to attend these meetings!
Please feel free to contact Stock Administration at (661) 775-5595 or by email at stockadmin@mannkindcorp.com for further assistance.

2.